UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited to on this report on

Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER SELLS FIVE MORE JETS TO AZUL

Brazilian airline increases the number of firm orders to 41 aircraft

São José dos Campos, July 19, 2010 – Embraer has signed an additional contract with Azul Linhas Aéreas Brasileiras for the sale of five more EMBRAER 195 jets. The total value of the deal, at list price, is US$ 211 million, under January 2010 economic conditions. This order is already included in Embraer’s firm order backlog for the second quarter of 2010 as “Undisclosed customer”. The five EMBRAER 195 jets will be delivered yet this year, and by December, Azul will have 26 E-Jets in its exclusively Embraer fleet.

After adding in the 36 aircraft ordered in March 2008 (five EMBRAER 190s and 31 EMBRAER 195s), Azul now has a total of 41 firm orders for Embraer jets, as well as options for another 20 aircraft and purchase rights for 20 more.

“There is no greater sense of satisfaction for a manufacturer than to receive more orders from an important customer,” said Paulo César de Souza e Silva, Embraer Executive Vice President, Airline Market. “This new order confirms the customer’s confidence in our product. We are building a successful commercial partnership with Azul that I am certain will continue for many years.”

Azul took delivery of its first Embraer aircraft in December 2008. It began operations a few days later, out of Viracopos Airport (VCP), in the city of Campinas, São Paulo, to Porto Alegre and Salvador. The airline currently serves 21 cities in Brazil and continues to expand the number of destinations. It has carried more than three million passengers in about a year and a half of operation. Investments also include the acquisition of a flight simulator that is already in use to train the company’s pilots.

“Our customers love the safety, comfort, and reliability of the E-Jets. This additional order is fundamental for accelerating Azul’s growth even more,” said David Neeleman, Chairman of Azul Linhas Aéreas Brasileiras. “This contract also strengthens our ties with Embraer and, above all, it is undisputed proof of our belief in stimulating air traffic in Brazil with Azul’s winning formula that allies excellent services with affordable prices.”

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

The new EMBRAER 195 jets for Azul will be configured identically to those that were previously ordered, comfortably accommodating 118 passengers in a single class. They will have the latest entertainment system, with individual monitors, by which each passenger may select the programming of their preference. With an autonomy of 2,300 nautical miles (4,260 kilometers), the jet is able to fly nonstop on any route between Brazilian capital cities, for more flexible operations and lower costs.

About Azul Linhas Aéreas Brasileiras

Azul Linhas Aéreas Brasileiras began flying on December 15, 2008, and is the only airline with a fleet formed 100% by Brazilian jets. Azul currently has 18 modern E-Jets manufactured by Embraer, 13 of which are owned by the company and five are operated under leasing contracts with other companies. Its purpose is to connect cities that are not served by competitors with nonstop flights, with a number of flights per day. The idea is to encourage people to travel, by offering convenience.

With its distinctive pricing policy, new and comfortable airplanes, and top-quality onboard and ground services, Azul has gained increasing numbers of clients. In a year and a half of operation, it has carried more than three million passengers. In order to facilitate access to its hub in Campinas, the company offers executive buses, with Wi-Fi, free of charge, leaving from several points in the city of São Paulo and outstate locations, several times a day.

For 2010, the plan is to carry 4 million passengers and expand its fleet, incorporate new destinations, and connect cities already served with nonstop flights. For more information, see www.voeazul.com.br.

About the EMBRAER 170/190 E-Jets family

The EMBRAER 170/190 family of E-Jets consists of four commercial jets with 70 to 122 seats, featuring advanced engineering design, efficient performance, outstanding operating economics, low emission levels and a spacious cabin without middle seats.

The E-Jets have a maximum cruising speed of Mach 0.82, can fly at 41,000 feet (12,497 meters) and have ranges of up to 2,400 nautical miles (4,448 km). The high degree of commonality among the four aircraft – EMBRAER 170, EMBRAER 175, EMBRAER 190 and EMBRAER 195 – results in exceptional savings for carriers, in terms of crew training and costs of spare parts and maintenance. Another key feature of the E-Jets is the state-of-the- art, fly-by-wire technology, which increases operating safety, while reducing pilot workload and fuel consumption.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

The double-bubble fuselage design provides superior comfort and includes two main passenger entrances and two service doors, thus minimizing aircraft turn-around time. The E-Jets offer much more space for passengers, in a single or dual-class layout, than other aircraft with similar seating capacities. For more details, visit www.EmbraerCommercialJets.com.

The E-Jets have achieved outstanding success, with nearly 900 firm orders logged and over 650 jets in operation, worldwide. They have accumulated more than 3.7 million flight hours and transported 200 million passengers. This proven family is helping airlines to rightsize low load factor narrowbody routes, replace older, inefficient aircraft, and develop new markets with lower operating costs, greater efficiency, and outstanding passenger comfort.

To better understand the benefits of these aircraft, when substituting older jets, visit www.EforEfficiency.com.

Embraer Image Gallery

Visit the Embraer image gallery at www.embraer.com.

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. – NYSE: ERJ; BM&FBovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. The Company also provides after sales support and services to customers worldwide. On June 30, 2010, Embraer had a workforce of 16,781 employees – not counting the employees of its partly owned subsidiaries – and its firm order backlog totaled US$ 15.2 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: CFO